[redacted]

SEC(09040121)MMISSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12.00

CM

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Hartford Securities Distribution Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Hopmeadow Street
(No. and Street)

Simsbury (City) Connecticut (State) 06089 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diana Benken 860 843 3911
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

185 Asylum Street (Address) Hartford (City) Connecticut (State) 06103 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 26 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

3/31

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

TABLE OF CONTENTS

This report contains (check all applicable boxes):

For conditions of confidential treatment of certain portions of this filing, see section 240.17-a(e)(3).

AFFIRMATION

I, Diana Benken, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Hartford Securities Distribution Company, Inc., as of December 31, 2008 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Diana K. Benken 2/24/09

Signature Date

CFO / Controller

Title

Subscribed and sworn to before me on this 24th day of February, 2009.

Kimberly A. Ehlinger

Notary Public

OFFICIAL SEAL
Notary Public, Connecticut
County of Hartford
KIMBERLY A. EHLINGER
My Commission Expires Dec. 31, 2010

Deloitte.

Deloitte & Touche LLP
City Place I, 33rd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 280 3000
Fax: +1 860 280 3051
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Hartford Securities Distribution Company, Inc.
Simsbury, CT:

We have audited the accompanying statement of financial condition of Hartford Securities Distribution Company, Inc. (the "Company") as of December 31, 2008, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Hartford Securities Distribution Company, Inc., as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The unconsolidated supplemental schedules (g), (h) and (i) listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 24, 2009

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 14,464,526
Cash segregated under federal and other regulations	1,000,000
Accounts receivable	13,232,652
Prepaid commissions	3,528,225
Deferred income tax asset due from affiliate	1,469,307
Due from affiliates	1,150,501
Income tax receivable from affiliate	849,044
TOTAL ASSETS	$ 35,694,255

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Customer free credits	$ 642,694
Due to affiliates	4,341,032
Accounts payable and accrued liabilities	10,505,764
Total liabilities	15,489,490
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value, 25,000 shares authorized and outstanding	25,000
Additional paid-in-capital	45,669,469
Accumulated deficit	(25,489,704)
Total stockholder's equity	20,204,765
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 35,694,255

See notes to financial statements.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

REVENUES:	
Variable insurance products underwriting income	$ 787,240,012
Distribution fees	73,436,206
Investment management and administration fees	31,326,402
Wholesaling revenue	5,206,296
Underwriter concessions	2,905,619
Other revenue	2,111,407
Contingent deferred sales charge revenue	133,089
Total revenues	902,359,031
EXPENSES:	
Variable insurance products underwriting commissions	787,240,012
Commission expense	61,695,203
Recordkeeping expense	19,760,605
General and administrative expenses	18,270,250
Wholesaling expenses	10,610,983
Compensation expense	4,569,906
Investment management expense	1,677,297
Other expenses	1,550,158
Trading and clearing expense	1,278,828
Total expenses	906,653,242
LOSS BEFORE INCOME TAX BENEFIT	(4,294,211)
INCOME TAX BENEFIT	1,502,975
NET LOSS	$ (2,791,236)

See notes to financial statements.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (2,791,236)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in deferred income tax asset	479,966
Stock-based compensation	126,822
(Increase) decrease in operating assets:	
Increase in accounts receivable	(11,994,192)
Decrease in prepaid commissions	420,434
Decrease in due from affiliate	6,863
Increase (decrease) in operating liabilities:	
Increase in due to affiliates	199,286
Increase in accounts payable and accrued liabilities	7,261,506
Increase in customer free credits	506,853
Net cash used in operating activities	(5,783,698)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Sale of investments	100
Net cash provided by investing activities	100
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contribution from parent	7,000,000
Net cash provided by financing activities	7,000,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,216,402
CASH AND CASH EQUIVALENTS, Beginning of year	13,248,124
CASH AND CASH EQUIVALENTS, End of year	$ 14,464,526
Supplemental cash flow disclosures:	
Income tax receipts from The Hartford	$ 1,596,732
Supplemental non-cash financing activity:	
Non-cash captital contribution from parent	$ 126,822

See notes to financial statements.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE, DECEMBER 31, 2007	$ 25,000	$ 38,542,647	$ (22,698,468)	$ 15,869,179
Capital contributions from affiliate	-	7,126,822	-	7,126,822
Net loss	-	-	(2,791,236)	(2,791,236)
BALANCE, DECEMBER 31, 2008	$ 25,000	$ 45,669,469	$ (25,489,704)	$ 20,204,765

See notes to financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Hartford Securities Distribution Company, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of Hartford Financial Services, LLC ("HFS"), which is a subsidiary of Hartford Life, Inc. (the "Parent"). Hartford Life, Inc. is ultimately owned by The Hartford Financial Services Group, Inc. ("The Hartford").

The Company serves as an underwriter for both variable annuity and variable life insurance contracts issued by the Parent and its affiliates. The Company pays commissions to third-party broker-dealers on the sale of variable life and annuity business. The Company also serves as distributor for its affiliate, the Hartford HLS Mutual Funds (the "Funds").

The Company is the distributor of the West Virginia College Savings Program ("SMART529 Plan"). A SMART529 Plan account is comprised of units of shares of a particular investment option in which it is invested. The investment options purchase shares of underlying mutual funds sponsored by the Parent.

The Company acts as a non-bank custodian for institutional investment plans and executes mutual fund settlements on behalf of the plans. In this capacity, the Company carries customer funds and securities and operates as a fully computing broker-dealer subject to the customer protection rule, Exchange Act Rule 15c3-3 ("Rule 15c3-3").

On February 29, 2008 and March 31, 2008, HFS closed two transactions. As a result of these transactions, the Company became a distributor and recordkeeper for certain retirement plan products offered by its affiliates. The Company has an agreement with an affiliate, Hartford Retirement Services, LLC ("HRS"), to perform the recordkeeping services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are reasonable and prudent. Actual results could differ materially from these estimates.

Cash and Cash Equivalents – The Company considers all money market instruments and highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Cash Segregated Under Federal and Other Regulations – The Company segregates cash in a special reserve bank account for the benefit of customers as defined under Rule 15c3-3.

Prepaid Commissions – The Company capitalizes commissions paid to broker-dealers associated with the sale of Class B and C shares of SMART529 Plan Investment Options. The Company also capitalizes commissions paid on certain sales of Class A shares. Prepaid commissions are amortized over a period that is concurrent with expected fees including contingent deferred sales charges ("CDSC") for shareholders who sell their shares within the CDSC period. Prepaid commissions for Class A, B and C shares are amortized over 18 months, 72 months and 12 months, respectively.

Commissions – Variable insurance products underwriting commissions are recorded upon the sale of the product. Other commission expenses are accrued monthly based upon the terms in the individual selling agreements.

Distribution Fee Revenue - The Company, in accordance with Rule 12b-1 of the Investment Company Act of 1940, receives 12b-1 fees each month from mutual funds for activities intended to result in the sale and distribution of shares of the mutual funds. The Company accrues 12b-1 fees at a rate in accordance with the mutual fund selling agreements, based on average daily net assets. The Company also receives distribution fees from private funds, in accordance with applicable agreements. These fees are based on average daily net assets.

Fair Value of Financial Instruments – Financial instruments, which include cash and cash equivalents, receivables and payables, approximate their fair values because of the short-term natures of these assets and liabilities.

Fair Value Measurements -- On January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). For financial statement elements currently required to be measured at fair value, SFAS 157 redefines fair value, establishes a framework for measuring fair value under U.S. GAAP, establishes a hierarchy based on the level of observable inputs used to measure fair value and enhances disclosures about fair value measurements. The new definition of fair value focuses on the price that would be received to sell the asset or paid to transfer the liability regardless of whether an observable liquid market price existed (an exit price).

The following section applies the SFAS 157 fair value hierarchy and disclosure requirements to the Company's financial instruments that are carried at fair value. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs in the valuation techniques used to measure fair value into three broad Levels (Level 1, 2, and 3).

Level 1: Observable inputs that reflect quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date. Level 1 investments include highly liquid open ended management investment companies ("mutual funds").

Level 2: Observable inputs, other than quoted prices included in Level 1, for the asset or liability or prices for similar assets and liabilities. Most debt securities and some preferred stocks are model priced by vendors using observable inputs and are classified within Level 2.

Level 3: Valuations that are derived from techniques in which one or more of the significant inputs are unobservable (including assumptions about risk).

The adoption of SFAS 157 had no impact on the results of the Company. As of December 31, 2008, the Company invests in mutual funds with a value of $13,737,402 which represent Level 1 investments under the SFAS 157 hierarchy levels. The Company has no Level 2 or Level 3 investments.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Options for Financial Assets and Financial Liabilities, Including and Amendment of FASB Statement No. 115" ("SFAS 159"). The objective of SFAS 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported net income caused by measuring related assets and liabilities differently. This statement permits entities to choose, at specified election dates, to measure eligible items at fair value. SFAS 159 was effective as of the beginning of an entity's first fiscal year that began after November 15, 2007, although early adoption was permitted under certain conditions. Companies shall report the effect of the first remeasurement to fair value as a cumulative-effect adjustment to the opening

balance of retained earnings. On January 1, 2008, the Company did not elect to apply the provisions of SFAS 159 to financial assets and liabilities.

3. RELATED-PARTY TRANSACTIONS

The Company acts as an underwriter for insurance contracts issued by its affiliates, and also serves as the distributor of the Parent's SMART529 Plan. For the year ended December 31, 2008, the Company received from an affiliate, Hartford Life Insurance Company ("HLIC"), $234,273 as reimbursement for certain expenses incurred in performing these functions and $787,240,012 for underwriting the insurance contracts. The Company also received $3,811,576 in distribution fees from related party mutual funds which are investment options in the SMART529 Plan.

For the year ended December 31, 2008, the Company was allocated $18,270,250 by its affiliate, Hartford Life and Accident Insurance Company, for general and administrative expenses.

As distributor of the Funds, the Company received 12b-1 compensation of $24,641,387 from the Funds for the year ended December 31, 2008.

As distributor and recordkeeper of retirement plan products for its affiliates, the Company received $5,206,296 of wholesaling revenue from HLIC and paid recordkeeping expenses of $19,760,605 to HRS.

For the year ended December 31, 2008, the Company paid $869,925 for wholesaling services provided by PLANCO Financial Services, Inc., an affiliate of the Company. The Company deferred $283,821 of this expense, in accordance with the prepaid commission policy described above.

The Company has an agreement with an affiliate, Hartford Investment Financial Services Company, LLC ("HIFSCO"), which entitles the Company to receive a portion of the investment advisory fees earned by HIFSCO on the mutual funds underlying the SMART529 Plan. For the year ended December 31, 2008, the Company recorded $5,503,317 of such revenue. The Company also recorded $1,677,297 of sub-advisory expenses related to the SMART529 Plan.

The Company has an agreement with an affiliate, Woodbury Financial Services, Inc. ("WFS") to pay WFS a percentage of the contributions generated by WFS for the SMART529 Plan. For the year ended December 31, 2008, the Company recorded an expense of $17,433 related to this agreement.

HFS made a cash capital contribution to the Company of $7,000,000.

The Company recorded a non-cash capital contribution of $126,822 from HFS relating to stock-based compensation allocated to the Company.

Management believes intercompany transactions are calculated on a reasonable basis, however, these transactions may not necessarily be indicative of the terms that would be incurred if the Company operated on a standalone basis.

4. BENEFIT PLANS

The Company is allocated certain expenses related to benefit plans for employees of The Hartford that provide services to the Company. The Hartford provides noncontributory defined benefit pension plans. These plans provide pension benefits that are based on years of service and the employee's compensation during the last 10 years of employment. The Hartford's funding policy is to contribute annually an amount between the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, as amended, and the maximum amount that can be deducted for U.S. federal income tax purposes.

Generally, pension costs are funded through the purchase of group pension contracts sold by affiliates of The Hartford.

The Hartford also provides certain health care and life insurance benefits for eligible retired employees. The contribution for health care benefits depends on the retiree's date of retirement and years of service. In addition, this benefit plan has a defined dollar cap which limits average company contributions.

Employees of The Hartford are eligible to participate in The Hartford's Investment and Savings Plan which is a defined contribution savings plan operated in accordance with Section 401 of the Internal Revenue Code. Under this plan, contributions, which may be invested in Class A Common Stock of The Hartford and certain other investments, are matched to a limit of 3% of compensation. The cost allocated to the Company for pension-related expenses, health care and life insurance benefits, and contributions to The Hartford's Investment and Savings Plan, along with other employee benefits that include unemployment and social security costs, are included in the reimbursement to HLA described in Note 3.

5. INCOME TAXES

The Company is included in The Hartford's consolidated Federal income tax return. The Company and The Hartford have entered into a tax sharing agreement under which each member in the consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain tax adjustments, is consistent with the "parent down" approach. Under this approach, the Company's deferred tax assets and tax attributes are considered realized by it so long as the group is able to recognize (or currently use) the related deferred tax asset or attribute. Thus the need for a valuation allowance is determined at the consolidated return level rather than at the level of the individual entities comprising the consolidated group.

Income tax expense (benefit) is as follows:

	2008
Current	$ (1,982,941)
Deferred	479,966
Total Income Tax Expense (Benefit)	$ (1,502,975)

The Company accounts for income taxes using the asset and liability method of accounting for income taxes under SFAS 109, "Accounting for Income Taxes". Under this statement, deferred income tax assets and liabilities are established for the "temporary differences" between amounts of assets and liabilities for reporting purposes and such amounts measured by tax laws and regulations. In addition, the Company follows "Accounting for Uncertainty in Income Taxes" ("FIN 48") which prescribes a comprehensive model for how an entity should recognize, measure, present and disclose in its financial statements uncertain tax positions that the entity has taken or expects to take on a tax return.

Deferred tax assets include the following as of December 31:

	2008
Deferred Tax Asset	
Alternative minimum tax credit	$ 1,393,141
Other	76,166
Total Deferred Tax Assets	$ 1,469,307

In management's judgment, the net deferred tax asset will more likely than not be realized. Accordingly no valuation allowance has been recorded. The Company had no unrecognized tax benefits in 2008. The Company does not believe it would be subject to any penalties in any open tax years and, therefore, has not booked any such amounts.

The Company had current federal income tax receivables of $849,044 as of December 31, 2008.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the Company to maintain minimum net capital equal to the greater of $250,000 or 2% of combined aggregate debit items shown in the Formula for Reserve Requirements, pursuant to Rule 15c3-3. At December 31, 2008, the Company had net capital of $8,095,839 which was $7,845,839 in excess of its required net capital of $250,000.

7. COMMITMENTS AND CONTINGENCIES

Litigation

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. Management expects that the ultimate liability, if any, with respect to such normal-course claims litigation, will not be material to the financial condition, results of operations or cash flows of the Company.

Reimbursement

In the event that litigation results in an unfavorable outcome, the Company would receive reimbursement from Hartford Life Insurance Company.

* * * * * *

Schedule (g)

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2008

STOCKHOLDER'S EQUITY	$20,204,765
LESS FIDELITY BOND DEDUCTIBLE IN EXCESS OF SRO LIMITS	(220,000)
TOTAL CAPITAL	19,984,765
LESS NONALLOWABLE ASSETS:	
PREPAID COMMISSIONS	(3,528,225)
DUE FROM AFFILIATES AND ACCOUNTS RECEIVABLE	(5,767,602)
DEFERRED TAX ASSET DUE FROM AFFILIATE	(1,469,307)
CURRENT INCOME TAX ASSET DUE FROM AFFILIATE	(849,044)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS (Tentative Net Capital)	8,370,587
LESS HAIRCUTS ON SECURITIES	(274,748)
NET CAPITAL	8,095,839
NET CAPITAL REQUIREMENT (the greater of $250, 000 or 2% of combined aggregate debit items as shown in formula for reserve requirements pursuant to rule 15c3-3 prepared as of date of net capital computation)	250,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 7,845,839

NOTE: No material differences exist between the computation of the reserve requirement above and that included in the Company's unaudited December 31, 2008 Focus Part II filing.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2008

CREDIT BALANCES		
Free credit balances and other credit balances in customers' accounts	$	703,094
Monies borrowed collateralized by securities carried for the accounts of customers		
Monies payable against customers' securities loaned		
Customers' securities failed to receive		
Credit balances in firm accounts that are attributable to principal sales to customers		
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days		
Market value of short security count differences over thirty calendar days old		
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over thirty calendar days		
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to by in transfer by the transfer agent or the issuer		
Total Credit Items		703,094
DEBIT BALANCES		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3		
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		
Failed to deliver of customers' securities not older than 30 calendar days		
Other		
Gross Debits		-
Less 1% charge		
Total Debit Items		-
RESERVE COMPUTATION		
Excess of total debits over total credits	$	703,094
Amount held on deposit in "Reserve Bank Account"	$	1,000,000
Required deposit	$	-

NOTE: No material differences exist between the computation of the reserve requirement above and that included in the Company's unaudited December 31, 2008 Focus Part II filing.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2008

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3):	$0
A. Number of items	0
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3:	$0
A. Number of items	0

NOTE: No material differences exist between the computation of the reserve requirement above and that included in the Company's unaudited December 31, 2008 Focus Part II filing.

Deloitte.

Deloitte & Touche LLP
City Place I, 33rd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 280 3000
Fax: +1 860 280 3051
www.deloitte.com

February 24, 2009

Hartford Securities Distribution Company, Inc.
200 Hopmeadow Street
Simsbury CT

In planning and performing our audit of the financial statements of Hartford Securities Distribution Company, Inc. (the "Company"), as of and for the year ended December 31, 2008 (on which we have issued our report dated February 24, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of the control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) and in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company holds only mutual funds for customers and does not hold any physical customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in

internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Hartford Securities Distribution Company, Inc.

(S.E.C. I.D. No. 8-48097)
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

Independent Auditors' Report

Financial Statements
As of and for the year ended December 31, 2008
Supplemental Schedules
As of December 31, 2008
And Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT